FORM 18-K/A

AMENDMENT NO. 5

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

ANNUAL REPORT

of

EXPORT DEVELOPMENT CANADA

(An agent of Her Majesty in right of Canada)

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

STEVEN MCLAREN

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

PAUL E. DENARO Milbank, Tweed, Hadley & McCloy LLP 28 Liberty Street New York, New York 10005	SUSAN LOVE Vice President and Treasurer Export Development Canada 150 Slater Street Ottawa, Ontario, Canada K1A 1K3

*	The Registrant is filing this Amendment No. 5 to its annual report on a voluntary basis.

This amendment to the Annual Report on Form 18-K of Export Development Canada (“EDC”) for the year ended December 31, 2014 is being filed to include Exhibit 99.11 to such Form 18-K. EDC is filing this Amendment to update certain information regarding its Green Bond program. This Amendment replaces and supercedes the previously filed Exhibit 99.11, filed on November 4, 2015.

Exhibit 99.11 is a publication of EDC and is included herein on the authority of such publication as a public official document.

This amendment to EDC’s annual report comprises:

(a)	The cover page and pages number 2–4 consecutively.

(b)	The following exhibit:

99.11	Green Bond Program Information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number three to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 9th day of November, 2015.

Export Development Canada

/s/ Susan Love
Susan Love
Vice President and Treasurer

EXHIBIT INDEX

99.11	Green Bond Program Information.